SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 27, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports first quarter 2020 results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2020 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 215 MILLION COMPARED TO NIS 197 MILLION IN Q1 2019

NET DEBT2 TOTALED NIS 673 MILLION AT QUARTER END

PARTNER TV SUBSCRIBER BASE REACHED 210 THOUSAND AS OF TODAY
AND INCREASED BY 58 THOUSAND IN THE LAST 12 MONTHS

PARTNER’S FIBER OPTIC INFRASTRUCTURE REACHES OVER
625 THOUSAND HOUSEHOLDS ACROSS ISRAEL AS OF TODAY

First quarter 2020 highlights (compared with first quarter 2019)

•	Total Revenues: NIS 807 million (US$ 226 million), an increase of 2%
•	Service Revenues: NIS 629 million (US$ 176 million), an increase of 1%
•	Equipment Revenues: NIS 178 million (US$ 50 million), an increase of 5%
•	Total Operating Expenses (OPEX)[2]: NIS 460 million (US$ 129 million), a decrease of 3%
•	Adjusted EBITDA: NIS 215 million (US$ 60 million), an increase of 9%
•	Adjusted EBITDA Margin[2]: 27% of total revenues compared with 25%
•	Profit for the Period: NIS 10 million (US$ 3 million), an increase of 400%
•	Net Debt: NIS 673 million (US$ 189 million), a decrease of NIS 304 million since Q1 2019, and a decrease of NIS 284 million in the quarter
•	Adjusted Free Cash Flow (before interest)[2]: NIS 10 million (US$ 3 million), an increase of NIS 21 million
•	Cellular ARPU: NIS 53 (US$ 15), a decrease of 5%
•	Cellular Subscriber Base: approximately 2.68 million at quarter-end, an increase of 56 thousand subscribers since Q1 2019, and an increase of 19 thousand in the quarter
•	TV Subscriber Base: 200 thousand subscribers at quarter-end, an increase of 59 thousand subscribers since Q1 2019, and an increase of 12 thousand in the quarter

Rosh Ha’ayin, Israel, May 27, 2020 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended March 31, 2020.

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the results for the first quarter 2020, Mr. Isaac Benbenisti, CEO of Partner noted:

“We concluded the first quarter of 2020 with increases in the subscriber bases of the cellular segment and of Partner's growth engines with growth in the TV subscriber base and in fiber optic deployment, despite the impact of the coronavirus crisis.

By virtue of our financial strength, and together with responsible management of costs, the continued decline in our net debt with a successful equity raise at the beginning of the quarter, and the organizational flexibility which enabled a quick transition to working from home, we were well prepared for the crisis affecting the economy.

In the first quarter, we continued to grow in the cellular segment, with the addition of 19 thousand subscribers, and despite the decline in roaming revenues, we maintained relative stability in cellular service revenues this quarter with a decrease of only 3% from the preceding quarter.

In the fixed-line segment, revenues from fixed-line services continued to grow. A fiber optic infrastructure has proven to be essential at the national level, as demonstrated strongly during the period of restrictions on movement due to the coronavirus crisis, mainly in March and April. During this period, internet demand spiked by several dozen percent, which clearly demonstrates how critical communication infrastructures are to the economy and to the private and business consumer. For this reason, Partner’s independent fiber optic infrastructure, which already reaches over 625 thousand households in Israel, provides a significant advantage to our customers.

Partner TV continues to grow more than any other TV service in Israel, and as of today it totals 210 thousand subscribers, while we added 58 thousand new subscribers in the last year. In addition, we announced this month the expansion of Partner TV’s strategic partnership with Netflix with the launch of joint TV packages, in a business model employed with only a few of Netflix's partners worldwide.

Partner’s activities in the business sector focused in the first quarter on ensuring business continuity for our customers – organizations, authorities, large, medium, small and micro businesses – who accelerated the transition to advanced home-based work systems and intensified the implementation of information security systems and cloud services which Partner offers its customers. The changes in business practices in the economy and the need for advanced communications infrastructures and services support the continued growth of Partner's business sector activities.

As part of managing the current crisis, Partner has taken a series of steps aimed at addressing the effects of the coronavirus crisis, and is prepared for the day after, with the adjustment of the Company to the new reality.

This month, Partner was ranked by the CofaceBDI index as the best place to work in the Israeli communications market. The combination of a contented workforce, a clear corporate strategy and responsible financial management, is borne out in Partner's performance and achievements.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“The results for the first quarter of 2020 continued to reflect the trends of the past few quarters, with further growth in fixed-line segment revenues and profit, and further stabilization in the cellular market.

The coronavirus crisis began to have a harmful effect on our business from the beginning of March 2020. The near-complete cessation of international travel caused a significant decrease in revenues from roaming services, the closure of shopping malls adversely affected the volume of sales of equipment, and the expected increase in bad debts due to the crisis led to an increase in doubtful accounts expenses. Nevertheless, despite the fact that the crisis began to affect the business from the beginning of March, the overall impact on our results for the first quarter of 2020 was not significant, also reflecting the fact that the Company mitigated the impact with a set of rapidly implemented measures, including cutting costs and temporarily reducing the workforce by putting a significant number of employees on unpaid leave.

In the cellular segment, our subscriber base increased by 19 thousand subscribers in the first quarter, including an increase of 14 thousand Post-Paid subscribers, alongside a marginal increase in the churn rate, which increased from 7.2% in the previous quarter to 7.5% in this quarter, but decreased compared with 8.5% in the first quarter of 2019. ARPU totaled NIS 53 this quarter compared with NIS 55 in the previous quarter, the decrease largely reflecting the negative impact on roaming revenues from both the coronavirus crisis and seasonality effects.

Adjusted EBITDA this quarter totaled NIS 215 million, compared with NIS 217 million in the previous quarter. The stability in Adjusted EBITDA was achieved despite the impact of the coronavirus crisis and seasonality effects which were almost entirely offset by the refund of approximately NIS 20 million of surplus payments to Bezeq for access to the wholesale internet infrastructure during the years 2017 to 2019, in accordance with the Ministry of Communications’ decision regarding the update of the wholesale market tariffs.

Adjusted Free Cash Flow (before interest) totaled NIS 10 million in the first quarter. CAPEX totaled NIS 151 million, reflecting the Company's continued efforts to expand the deployment of its fiber optic network and further penetration in the TV market. These investments continue to be possible as a result of Partner's financial stability and strong balance sheet, and have continued through the challenging period of the coronavirus crisis.

The level of net debt at the end of the first quarter stood at NIS 673 million, compared with NIS 957 million at the end of the previous quarter, a decrease of NIS 284 million which mainly reflected the Company’s successful equity raise of NIS 276 million, net, in January 2020.

As of today, revenues from roaming services continue to be significantly constrained by the coronavirus crisis, the shopping malls have reopened to a large extent, and our employees who were on unpaid leave have returned to work. Looking ahead, the Company does not expect the coronavirus crisis to have a significant harmful effect on profit for the second quarter of 2020. The harmful impact on roaming services is expected to continue to a large extent through the second quarter, but its adverse effects on the business are expected to be mitigated by the cost cutting measures implemented by the Company. Looking further ahead, the Company cannot, at present, estimate the impact on the results for the year 2020 as a whole, since it will largely depend on the pace and extent of resumption of international travel and on the extent to which the Company is able to mitigate the adverse impact of the decrease in revenues from roaming services.”

Q1 2020 compared with Q4 2019

NIS Million	Q4’19	Q1’20	Comments
Service Revenues	636	629	The decrease resulted from the decline in cellular service revenues as a result of the coronavirus crisis and seasonality partly offset by an increase in fixed-line segment service revenues
Equipment Revenues	198	178	The decrease reflected lower average prices due to a change in product mix, as well as the impact of the coronavirus crisis on sales
Total Revenues	834	807
Gross profit from equipment sales	37	37
OPEX	467	460
Adjusted EBITDA	217	215
Impact of coronavirus crisis and seasonality on service revenues was largely offset by refund from Bezeq of surplus payments made in 2017-2019 for access to wholesale internet infrastructure due to MoC decision

Profit for the Period	7	10
Capital Expenditures (additions)	129	129
Adjusted Free Cash Flow (before interest payments)	16	10
Net Debt	957	673	The decrease resulted mainly from the company's equity raise in January 2020 which totaled NIS 276 million net

	Q4’19	Q1’20	Comments
Cellular Subscribers (end of period, thousands)	2,657	2,676	Increase of approx.14 thousand Post-Paid subscribers and 5 thousand Pre-Paid subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	55	53
Quarterly Cellular Churn Rate (%)	7.2%	7.5%
TV Subscribers (end of period, thousands)	188	200

Key Financial Results

NIS MILLION (except EPS)	Q1'19	Q1'20	% Change
Revenues	794	807	+2%
Cost of revenues	677	655	-3%
Gross profit	117	152	+30%
Operating profit	9	36	+300%
Profit for the period	2	10	+400%
Earnings per share (basic, NIS)	0.01	0.05
Adjusted Free Cash Flow (before interest)	(11)	10

Key Operating Indicators

	Q1'19	Q1'20	Change
Adjusted EBITDA (NIS million)	197	215	+9%
Adjusted EBITDA margin (as a % of total revenues)	25%	27%	+2
Cellular Subscribers (end of period, thousands)	2,620	2,676	+56
Quarterly Cellular Churn Rate (%)	8.5%	7.5%	-1.0
Monthly Average Revenue per Cellular User (ARPU) (NIS)	56	53	-3

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'19	Q1'20	Change %	Q1'19	Q1'20	Change %	Q1'19	Q1'20	Q1'19	Q1'20	Change %
Total Revenues	583	569	-2%	252	277	+10%	(41)	(39)	794	807	+2%
Service Revenues	441	423	-4%	224	245	+9%	(41)	(39)	624	629	+1%
Equipment Revenues	142	146	+3%	28	32	+14%	-	-	170	178	+5%
Operating Profit	9	13	+44%	0	23		-	-	9	36	+300%
Adjusted EBITDA	150	132	-12%	47	83	+77%	-	-	197	215	+9%

Financial Review

In Q1 2020, total revenues were NIS 807 million (US$ 226 million), an increase of 2% from NIS 794 million in Q1 2019.

Service revenues in Q1 2020 totaled NIS 629 million (US$ 176 million), an increase of 1% from NIS 624 million in Q1 2019.

Service revenues for the cellular segment in Q1 2020 totaled NIS 423 million (US$ 119 million), a decrease of 4% from NIS 441 million in Q1 2019. The decrease was mainly the result of the negative impact of the coronavirus crisis on roaming service revenues and the continued price erosion of cellular services due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q1 2020 totaled NIS 245 million (US$ 69 million), an increase of 9% from NIS 224 million in Q1 2019. The increase mainly reflected higher revenues from TV and internet services, which were partially offset principally by a decline in revenues from international calling services.

Equipment revenues in Q1 2020 totaled NIS 178 million (US$ 50 million), an increase of 5% from NIS 170 million in Q1 2019, reflecting increases in sales volumes in both the cellular and fixed-line segments, despite the adverse impact of the coronavirus crisis.

Gross profit from equipment sales in Q1 2020 was NIS 37 million (US$ 10 million), compared with NIS 39 million in Q1 2019, a decrease of 5%, reflecting a change in the product mix which led to a decrease in the average profit per sale.

Total operating expenses (‘OPEX’) totaled NIS 460 million (US$ 129 million) in Q1 2020, a decrease of 3% or NIS 12 million from Q1 2019. The decrease mainly reflected the recognition in Q1 2020 of the refund of approximately NIS 20 million of surplus payments to Bezeq for access to the wholesale internet infrastructure during the years 2017 to 2019, in accordance with the Ministry of Communications’ decision regarding the update of the wholesale market tariffs and a decrease in marketing expenses and other operating expenses. These decreases were partially offset by an increase in credit losses mainly as a result of the coronavirus crisis, and an increase in expenses related to payments to operators. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q1 2020 decreased by 4% or NIS 24 million compared with Q1 2019, mainly reflecting, in addition to the factors mentioned above, the decrease in depreciation expenses of NIS 15 million resulting from a change in the estimated useful life of the Company's cellular license which occurred in the fourth quarter of 2019.

Operating profit for Q1 2020 was 36 million (US$ 10 million), an increase of 300% compared with NIS 9 million in Q1 2019. The increase mainly resulted from the increase in Adjusted EBITDA (see Adjusted EBITDA analysis by segment below), as well as the decrease in depreciation expenses related to the Company’s cellular license, as explained above.

In view of the coronavirus crisis, as part of the preparation of the financial statements as of March 31, 2020, the Company reviewed and made the necessary adjustments to its critical accounting estimates and judgments, with no material impact on the financial results, and also carried out impairment tests of both the fixed-line and cellular segments, determining that no impairment was required.

Adjusted EBITDA in Q1 2020 totaled NIS 215 million (US$ 60 million), an increase of 9% or NIS 18 million from NIS 197 million in Q1 2019. As a percentage of total revenues, Adjusted EBITDA in Q1 2020 was 27% compared with 25% in Q1 2019.

Adjusted EBITDA for the cellular segment was NIS 132 million (US$ 37 million) in Q1 2020, a decrease of 12% from NIS 150 million in Q1 2019, largely reflecting the decrease in cellular service revenues. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q1 2020 was 23% compared with 26% in Q1 2019.

Adjusted EBITDA for the fixed-line segment was NIS 83 million (US$ 23 million) in Q1 2020, an increase of 77% from NIS 47 million in Q1 2019, mainly reflecting both the increase in fixed-line segment service revenues and the impact of the refund from Bezeq in Q1 2020, as explained above. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q1 2020 was 30%, compared with 19% in Q1 2019.

Finance costs, net in Q1 2020 were NIS 19 million (US$ 5 million), an increase of 36% compared with NIS 14 million in Q1 2019. The increase largely reflected expenses from foreign exchange linkages in Q1 2020 compared with income from foreign exchange linkages in Q1 2019, as well as an increase in interest expenses due to the increase in the average debt level.

Income tax expenses for Q1 2020 were NIS 7 million (US$ 2 million), compared with income tax income of NIS 7 million in Q1 2019, largely reflecting the profit before income tax of NIS 17 million in Q1 2020 compared with loss before income tax of NIS 5 million in Q1 2019.

Profit in Q1 2020 was NIS 10 million (US$ 3 million), an increase of 400% compared with a profit of NIS 2 million in Q1 2019.

Based on the weighted average number of shares outstanding during Q1 2020, basic earnings per share or ADS, was NIS 0.05 (US$ 0.02), compared with basic earnings per share of NIS 0.01 in Q1 2019.

Cellular Segment Operational Review

At the end of Q1 2020, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions included on an adjusted basis) was approximately 2.68 million, including approximately 2.38 million Post-Paid subscribers or 89% of the base, and approximately 296 thousand Pre-Paid subscribers, or 11% of the subscriber base.

During the first quarter of 2020, the cellular subscriber base increased by approximately 19 thousand. The Post-Paid subscriber base increased by approximately 14 thousand, and the Pre-Paid subscriber base increased by approximately 5 thousand.

Total cellular market share (based on the number of subscribers) at the end of Q1 2020 was estimated to be approximately 25%, unchanged from the end of Q1 2019.

The quarterly churn rate for cellular subscribers in Q1 2020 was 7.5%, compared with 8.5% in Q1 2019 and 7.2% in Q4 2019.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2020 was NIS 53 (US$ 15), a decrease of 5% from NIS 56 in Q1 2019, mainly the result of the impact of the coronavirus crisis on roaming service revenues and the continued price erosion of cellular services due to the continued competitive market conditions.

Funding and Investing Review

In Q1 2020, Adjusted Free Cash Flow (including lease payments) totaled NIS 10 million (US$ 3 million), an increase of NIS 21 million from a negative Adjusted Free Cash Flow of NIS 11 million in Q1 2019.

Cash generated from operating activities totaled NIS 204 million (US$ 58 million) in Q1 2020, a decrease of 4% from NIS 213 million in Q1 2019, reflecting the smaller decrease in operating assets and liabilities which more than offset the impact of the increase in Adjusted EBITDA.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 43 million (US$ 12 million) in Q1 2020, an increase of NIS 4 million from NIS 39 million in Q1 2019.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 151 million (US$ 42 million) in Q1 2020, a decrease of 18% from NIS 185 million in Q1 2019, mainly reflecting lower expenditures on subscriber equipment and installation.

The level of Net Debt at the end of Q1 2020 amounted to NIS 673 million (US$ 189 million), compared with NIS 977 million at the end of Q1 2019, a decrease of NIS 304 million. The decrease mainly reflected the Company’s share issuance in January 2020 for which the total net consideration received was approximately NIS 276 million.

Conference Call Details

Partner will hold a conference call on Wednesday, May 27, 2020 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0691
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from May 27, 2020 until June 10, 2020, at the following numbers:
International: +972.3.925.5927
North America toll-free: +1.877.456.0009
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief in the continued growth in our business sector activities, the possibility for mitigating the harmful effects to the Company’s business resulting from the coronavirus crisis and preparing for the day after by adjusting the Company to the new reality, our ability to maintain Partner's position as the best place to work in the Israeli communications market, the sufficiency of our financial resources to continue efforts to expand the deployment of its fiber optic network and further penetrate the TV market, that the coronavirus crisis will not have a significant harmful effect on profit for the second quarter of 2020, the potential for the cost-cutting measures implemented by the Company to partially offset the adverse effects of the impact on roaming services in the second quarter. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular the severity and duration of the impact on our business of the current health crisis, especially on our customers’ international travel (which impacts our income from roaming fees), on the closure and re-opening of shopping centers (which impacts our sales of services and equipment), on employee absences and disruptions in our equipment supply chain (which impact our ability to continue to provide services and sales of equipment), on future consumer habits for on-line or remote services, on issues which may arise with our employees in connection with cost-reduction efforts or working conditions, and on credit losses, which may increase.  In light of the current unreliability of predictions as to the ultimate severity and duration of the health crisis, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results. The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”. The preparation of interim condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management based such estimates on historical experience, information available at the time, and assumptions believed to be reasonable under the circumstances and at such time, including the impact of extraordinary events such as the novel coronavirus ("COVID-19"). Actual results could differ from those estimates.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2020: US $1.00 equals NIS 3.565. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share based compensation)

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow
Net cash provided by operating activities
add
Net cash used in investing activities
deduct
Proceeds from (investment in) short-term
deposits, net
deduct
Lease principal payments
deduct
Lease interest payments
Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks add Financial liability at fair value deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks, Financial liability at fair value Less Sum of: Cash and cash equivalents, Short-term deposits

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2019	2020	2020
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	299	342	96
Short-term deposits	552	793	222
Trade receivables	624	570	160
Other receivables and prepaid expenses	39	42	11
Deferred expenses – right of use	26	27	8
Inventories	124	142	40
	1,664	1,916	537

NON CURRENT ASSETS
Trade receivables	250	245	69
Deferred expenses – right of use	102	105	29
Lease – right of use	582	582	163
Property and equipment	1,430	1,436	403
Intangible and other assets	538	527	148
Goodwill	407	407	114
Deferred income tax asset	41	35	10
Prepaid expenses and other assets	1	*	*
	3,351	3,337	936

TOTAL ASSETS	5,015	5,253	1,473

*      Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	March 31,	March 31,
	2019	2020	2020
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	367	367	103
Trade payables	716	667	187
Payables in respect of employees	103	103	29
Other payables (mainly institutions)	23	33	9
Income tax payable	30	30	8
Lease liabilities	131	131	37
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	45	51	14
Provisions	43	38	11
	1,489	1,451	407
NON CURRENT LIABILITIES
Notes payable	1,275	1,289	362
Borrowings from banks	138	125	35
Financial liability at fair value	28	27	8
Liability for employee rights upon retirement, net	43	40	11
Lease liabilities	486	480	135
Deferred revenues from HOT mobile	102	94	26
Provisions and other non-current liabilities	37	38	10
	2,109	2,093	587

TOTAL LIABILITIES	3,598	3,544	994

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2019 and March 31, 2020 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2019 – *162,915,990 shares
March 31, 2020 – *182,592,284 shares
Capital surplus	1,077	1,326	371
Accumulated retained earnings	576	592	166
Treasury shares, at cost December 31, 2019 – **8,275,837 shares March 31, 2020 – **7,931,582 shares	(238)	(211)	(59)
TOTAL EQUITY	1,417	1,709	479
TOTAL LIABILITIES AND EQUITY	5,015	5,253	1,473

*	Net of treasury shares.

**
Including restricted shares in an amount of 1,247,583 and 1,029,963 as of December 31, 2019 and March 31, 2020, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels		Convenience translation into U.S. dollars
	3 months period ended March 31,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	794	807	226
Cost of revenues	677	655	184
Gross profit	117	152	42

Selling and marketing expenses	75	71	20
General and administrative expenses	39	51	14
Other income, net	6	6	2
Operating profit	9	36	10
Finance income	2	1	*
Finance expenses	16	20	5
Finance costs, net	14	19	5
Profit (loss) before income tax	(5)	17	5
Income tax expenses (income)	(7)	7	2
Profit for the period	2	10	3
Attributable to:
Owners of the Company	2	10	3
Non-controlling interests	*
Profit for the period	2	10	3

Earnings per share
Basic	0.01	0.05	0.02
Diluted	0.01	0.05	0.02
Weighted average number of shares outstanding (in thousands)
Basic	162,730	181,230	181,230
Diluted	163,251	181,811	181,811

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS
 OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. dollars
	3 months period ended March 31,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	2	10	3
Other comprehensive income for the period, net of income tax	-	2	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2	12	3
Total comprehensive income attributable to:
Owners of the Company	2	12	3
Non-controlling interests	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2	12	3

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended March 31, 2020				3 months period ended March 31, 2019
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	419	210		629	437	187		624
Inter-segment revenue - Services	4	35	(39)		4	37	(41)
Segment revenue - Equipment	146	32		178	142	28		170
Total revenues	569	277	(39)	807	583	252	(41)	794
Segment cost of revenues - Services	322	192		514	347	199		546
Inter-segment cost of revenues - Services	35	4	(39)		37	4	(41)
Segment cost of revenues - Equipment	119	22		141	113	18		131
Cost of revenues	476	218	(39)	655	497	221	(41)	677
Gross profit	93	59		152	86	31		117
Operating expenses (3)	85	37		122	82	32		114
Other income, net	5	1		6	5	1		6
Operating profit	13	23		36	9	*		9
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	115	60			137	47
–Other (1)	4				4
Segment Adjusted EBITDA (2)	132	83			150	47
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				215				197
- Depreciation and amortization				(175)				(184)
- Finance costs, net				(19)				(14)
- Income tax income (expenses)				(7)				7
- Other (1)				(4)				(4)
Profit for the period				10				2

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	213	204	58
Income tax paid	*	*	*
Net cash provided by operating activities	213	204	58

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(142)	(110)	(31)
Acquisition of intangible and other assets	(43)	(41)	(12)
Investment in short-term deposits, net	(303)	(241)	(68)
Net cash used in investing activities	(488)	(392)	(111)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(34)	(38)	(11)
Lease interest payments	(5)	(5)	(1)
Interest paid	(4)	(2)	(1)
Share issuance		276	78
Proceeds from issuance of notes payable, net of issuance costs	223	13	4
Repayment of non-current borrowings	(13)	(13)	(4)
Repayment of current borrowings	(13)
Net cash provided by financing activities	154	231	65

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(121)	43	12

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	416	299	84

CASH AND CASH EQUIVALENTS AT END OF PERIOD	295	342	96

*    Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	2	10	3
Adjustments for:
Depreciation and amortization	177	167	47
Amortization of deferred expenses - Right of use	7	8	2
Employee share based compensation expenses	4	4	1
Liability for employee rights upon retirement, net	1	(1)	*
Finance costs, net	*	1	*
Lease interest payments	5	5	2
Interest paid	4	2	1
Deferred income taxes	*	6	2
Income tax paid	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	12	59	16
Other	(12)	(2)	(1)
Increase (decrease) in accounts payable and accruals:
Trade	40	(29)	(8)
Other payables	7	11	3
Provisions	(6)	(5)	(2)
Deferred revenues from HOT mobile	(8)	(8)	(2)
Other deferred revenues	1	6	2
Increase in deferred expenses - Right of use	(12)	(12)	(3)
Current income tax	(7)	*	*
Decrease (increase) in inventories	(2)	(18)	(5)
Cash generated from operations	213	204	58

*    Representing an amount of less than 1 million.

At March 31, 2020 and 2019, trade and other payables include NIS 118 million ($33 million) and NIS 189 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	213	204	58
Net cash used in investing activities	(488)	(392)	(111)
Investment in short-term deposits, net	303	241	68
Lease principal payments	(34)	(38)	(11)
Lease interest payments	(5)	(5)	(1)
Adjusted Free Cash Flow	(11)	10	3
Interest paid	(4)	(2)	(1)
Adjusted Free Cash Flow After Interest	(15)	8	2

Total Operating Expenses (OPEX)	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months period ended March 31,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	546	514	144
Selling and marketing expenses	75	71	20
General and administrative expenses	39	51	14
Depreciation and amortization	(184)	(175)	(49)
Other (1)	(4)	(1)	*
OPEX	472	460	129

(1)	Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited) ****

NIS M unless otherwise stated	Q1' 18	Q2' 18	Q3' 18	Q4' 18	Q1' 19	Q2' 19	Q3' 19	Q4' 19	Q1' 20	2018	2019
Cellular Segment Service Revenues	466	454	476	447	441	453	466	438	423	1,843	1,798
Cellular Segment Equipment Revenues	178	157	143	165	142	115	142	172	146	643	571
Fixed-Line Segment Service Revenues	202	210	220	220	224	230	233	238	245	852	925
Fixed-Line Segment Equipment Revenues	23	20	25	24	28	24	25	26	32	92	103
Reconciliation for consolidation	(43)	(44)	(42)	(42)	(41)	(41)	(41)	(40)	(39)	(171)	(163)
Total Revenues	826	797	822	814	794	781	825	834	807	3,259	3,234
Gross Profit from Equipment Sales	43	37	44	42	39	35	33	37	37	166	144
Operating Profit*	32	22	48	14	9	22	26	30	36	116	87
Cellular Segment Adjusted EBITDA*	134	126	145	119	150	159	170	156	132	524	635
Fixed-Line Segment Adjusted EBITDA*	43	46	56	53	47	55	55	61	83	198	218
Total Adjusted EBITDA*	177	172	201	172	197	214	225	217	215	722	853
Adjusted EBITDA Margin (%)*	21%	22%	24%	21%	25%	27%	27%	26%	27%	22%	26%
OPEX*	498	492	504	502	472	472	474	467	460	1,996	1,885
Finance costs, net*	18	13	10	12	14	16	18	20	19	53	68
Profit*	9	2	26	19	2	3	7	7	10	56	19
Capital Expenditures (cash)	138	104	117	143	185	143	174	127	151	502	629
Capital Expenditures (additions)	113	98	111	177	157	142	150	129	129	499	578
Adjusted Free Cash Flow	21	55	70	(22)	(11)	31	13	16	10	124	49
Adjusted Free Cash Flow (after interest)	(14)	44	62	(37)	(15)	15	12	0	8	55	12
Net Debt	919	893	898	950	977	965	956	957	673	950	957
Cellular Subscriber Base (Thousands)**	2,649	2,623	2,630	2,646	2,620	2,616	2,651	2,657	2,676	2,646	2,657
Post-Paid Subscriber Base (Thousands)**	2,318	2,323	2,333	2,361	2,340	2,337	2,366	2,366	2,380	2,361	2,366
Pre-Paid Subscriber Base (Thousands)	331	300	297	285	280	279	285	291	296	285	291
Cellular ARPU (NIS)	58	57	60	57	56	58	59	55	53	58	57
Cellular Churn Rate (%)**	8.9%	10.1%	8.0%	8.5%	8.5%	7.9%	7.7%	7.2%	7.5%	35%	31%
Number of Employees (FTE)***	2,778	2,808	2,821	2,782	2,897	2,895	2,923	2,834	1,867	2,782	2,834

*	Figures from 2019 include impact of adoption of IFRS 16 - Leases (see also report 20-F).
**
As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers.

***
From 2019, the number of employees (FTE) also includes the number of FTE of PHI on a proportional basis of Partner's share in the subsidiary (50%). Excluding employees on unpaid leave as of March 31, 2020.

****	See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of March 31, 2020

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.03.2020				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	218	218	**	215	1.34% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (3)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	1,021	1,021	6	1,039	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20*	225 38.5 86.5 15.1	365	365	11	398	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following partial exercise of option warrants from the first series, in July 2019, November 2019 and February 2020, the Company issued Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million and NIS 15.1 million, respectively. On May 31, 2020, following final exercise of option warrants from the first series, the Company will issue Series G Notes in a principal amount of NIS 84.8 million. As of today, the total future considerations expected to the Company in respect of the allotment of the option warrants from the second series (after the full exercise of option warrants from the first series) and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 89 million.

(2)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of March 31, 2020, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.
(3)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**  Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of March 31, 2020 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.03.2020 and 27.05.2020 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.03.2020 and 27.05.2020	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	02/2020	07/2010, 09/2010,10/2010, 09/2012, 12/2012, 06/2013,07/2014, 07/2015, 07/2016, 07/2017,08/2018, 11/2018, 12/2018, 01/2019,04/2019, 08/2019, 02/2020	ilAA-, ilAA-,ilAA-, ilAA-, ilAA-, ilAA-,ilAA-, ilA+, ilA+, ilA+,ilA+, ilA+, ilA+, ilA+,ilA+, ilA+, ilA+
F	S&P Maalot	ilA+	ilA+	02/2020	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019 04/2019, 08/2019, 02/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	02/2020	12/2018, 01/2019, 04/2019, 08/2019, 02/2020	ilA+, ilA+, ilA+, ilA+, ilA+

(1) In August 2019, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook to “Negative”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 5, 2019 and February 27, 2020.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, November 2019 and February 2020, the Company issued additional Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million and NIS 15.1 million, respectively. On May 31, 2020, following final exercise of option warrants from the first series, the Company will issue Series G Notes in a principal amount of NIS 84.8 million.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2020

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	313,385	-	-	-	37,187
Second year	-	313,385	-	-	-	31,195
Third year	-	240,667	-	-	-	25,628
Fourth year	-	240,667	-	-	-	19,758
Fifth year and on	-	496,237	-	-	-	38,747
Total	-	1,604,341	-	-	-	152,515

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	3,859
Second year	-	52,132	-	-	-	2,600
Third year	-	44,779	-	-	-	1,332
Fourth year	-	22,720	-	-	-	500
Fifth year and on	-	5,720	-	-	-	36
Total	-	177,483	-	-	-	8,327

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2020 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	365,517	-	-	-	41,046
Second year	-	365,517	-	-	-	33,795
Third year	-	285,446	-	-	-	26,960
Fourth year	-	263,387	-	-	-	20,258
Fifth year and on	-	501,957	-	-	-	38,783
Total	-	1,781,824	-	-	-	160,842

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

In addition to the total credit above, Company's financial debt includes financial liability at fair value in respect of option warrants issued in May 2019. At March 31, 2020, this financial liability totals to an amount of NIS 27 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: May 27, 2020